UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

GSI Group Inc.

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

36191C205

 (CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

August 2, 2010

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 2 of 7 Pages

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,694,863
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,694,863
(11) Aggregate amount beneficially owned by each reporting person: 1,694,863
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 5.1%
(14) Type of reporting person (see instructions): CO

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 3 of 7 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 3,150,046.34
(9) Sole dispositive power: 0
(10) Shared dispositive power: 3,150,046.34
(11) Aggregate amount beneficially owned by each reporting person: 3,150,046.34
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 9.4%
(14) Type of reporting person (see instructions): IN

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 4 of 7 Pages

(1) Names of reporting persons Heidi S. Shippell-Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 3,150,046.34
(9) Sole dispositive power: 0
(10) Shared dispositive power: 3,150,046.34
(11) Aggregate amount beneficially owned by each reporting person: 3,150,046.34
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 9.4%
(14) Type of reporting person (see instructions): IN

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 4 amends and supplements, as set forth below, the information contained in Items 3, 4 and 5 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009, as amended by Amendment No. 1, filed with the SEC on December 22, 2009, further amended by Amendment No. 2, filed with the SEC on December 23, 2009, and further amended by Amendment No. 3, filed with the SEC on July 30, 2010 (the “Schedule 13D”). Except as amended by this Amendment No. 4, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 4. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby updated and supplemented as follows:

On February 14, 2011, the Board of Directors of the Company approved the grant of 5,908 Deferred Stock Units (DSUs) to K. Peter Heiland for his services as a Director of the Company.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby updated and supplemented as follows:

On August 2, 2010, JEC transferred 2,173,913 shares of Common Stock of the Company to the K. Peter Heiland 2008 Irrevocable Trust and 2,173,913 shares of Common Stock of the Company to the Heidi S. Shippell-Heiland 2008 Irrevocable Trust (together, the “Trusts”). Mr. Heiland and his wife, Heidi Shippell-Heiland, are beneficiaries of the Trusts. As a result, Mr. Heiland and Ms. Shippell-Heiland may each be deemed to be the beneficial owner of the shares held by the Trusts. The transfer was made for estate-planning purposes.

On December 29, 2010, the Company affected a 1 for 3 reverse stock split resulting in a decrease in the number of shares beneficially owned by the Reporting Persons.

On February 14, 2011, the Board of Directors of the Company approved the grant of 5,908 Deferred Stock Units (DSUs) to Mr. Heiland for his services as a Director of the Company. Each Deferred Stock Unit will convert into one share of Common Stock as of the date on which Mr. Heiland ceases to be a Director of the Company.

On March 2, 2011, the shares of Common Stock which had been subject to a 6.165% escrow under the Plan pending the resolution of certain litigation against the Company were released from escrow. In connection with the release of the escrowed shares, JEC acquired 97,961 shares of Common Stock of the Company.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), (b), and (c) of the Schedule 13D are hereby updated and supplemented as follows:

(a)  As of the date hereof, JEC may be deemed to be the beneficial owner of 1,694,863 shares of Common Stock, which represents approximately 5.1%(1) of the issued and outstanding shares of Common Stock. Each of Mr. Heiland and Ms. Shippell-Heiland may be deemed to be the beneficial owner of 3,150,046.34 shares of Common stock, which represents approximately 9.4%(1) of the issued and outstanding shares of Common Stock.

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 6 of 7 Pages

(b)

(i)  As of the date hereof, JEC has the shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of 1,694,863 shares of Common Stock. JEC does not have the sole power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

(ii)  As of the date hereof, Mr. Heiland has the shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of 3,150,046.34 shares of Common Stock. Mr. Heiland does not have the sole power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

(iii)  As of the date hereof, Ms. Shippell-Heiland has the shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of 3,150,046.34 shares of Common Stock. Ms. Shippell-Heiland does not have the sole power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

(c)  Other than as set forth in Items 3 and 4 above, the Reporting Persons have not purchased, sold or otherwise transferred shares of Common stock in the last sixty days.

_______________________________________

(1) Based on 33,342,169 shares of Common Stock issued and outstanding as of February 8, 2011.

CUSIP No. 36191C205	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 8, 2011

JEC II Associates, LLC

By:	/s/ K. Peter Heiland*
Name:	K. Peter Heiland*
Title:	Manager

/s/ K. Peter Heiland*
K. Peter Heiland

/s/ Heidi S. Shippell-Heiland*
Heidi S. Shippell-Heiland

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact